U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):

☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR
For Period Ended: June 30, 2005
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I — Registrant Information

aaiPharma Inc.

Full Name of Registrant

Former Name if Applicable
2320 Scientific Park Drive

Address of Principal Executive Office (street and number)
Wilmington, North Carolina 28405

City, State and Zip Code

Part II- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     The registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2005 (the “Form 10-Q”) as a result of a number of factors. As reported in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2005, the registrant and its domestic subsidiaries have commenced bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) under the provisions of Chapter 11 of the United States Bankruptcy Code. Separate monthly financial reporting required in these proceedings and related matters have diverted internal resources from the preparation of the financial statements to be included in the Form 10-Q. In addition, as reported in that Current Report on Form 8-K, on May 11, 2005, Ernst & Young LLP resigned as the registrant’s independent registered public accountants. The audit committee of the registrant’s board of directors has not appointed a new firm to serve as the registrant’s independent registered public accountants. At such time as the audit committee selects new independent registered public accountants and those accountants accept such an engagement, the terms of an engagement of the new independent registered public accountants must be approved by the Bankruptcy Court. Accordingly, the registrant does not have available, and may not have available for some time, independent registered public accountants to perform the review, as required by Rule 10-01(d) of Regulation S-X, of the interim financial statements required to be included in the Form 10-Q. Further, as reported in the registrant’s Current Report on Form 8-K filed with the SEC on July 29, 2005, on July 25, 2005, the registrant and one of its subsidiaries, aaiPharma LLC, completed the sale or license of substantially all of the assets of the registrant’s Pharmaceuticals Division pursuant to an Asset Purchase Agreement dated May 6, 2005, as subsequently amended. The registrant’s financial statements to be included in the Form 10-Q, including financial statements for prior periods, must be reclassified to reflect the registrant’s Pharmaceuticals Division as a discontinued operation.
     The registrant has not represented in Part II of this Form 12b-25 that the Form 10-Q will be filed within the five days required by SEC Rule 12b-25 in order for the Form 10-Q to be considered to be timely filed, because the registrant believes that it will not be able to file the Form 10-Q within that period.

Part IV — Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Matthew E. Czajkowski.	(910)	254-7000

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒Yes           No ☐
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes           No ☐
     The registrant anticipates that the Form 10-Q will report a net loss of approximately $17,121,000 for the three months ended June 30, 2005, compared to net income of $7,218,000 for the three months ended June 30, 2004. In addition, the registrant anticipates that the Form 10-Q will report a net loss of approximately $27,710,000 for the six months ended June 30, 2005, compared to a net loss of $42,354,000 for the six months ended June 30, 2004. Because the registrant does not have available financial statements reclassifying the Pharmaceuticals Division as a discontinued operation during these periods, it is unable to estimate changes in other items to be presented in the registrant’s statement of operations in the Form 10-Q.

     In the three months ended June 30, 2004, the registrant recorded a net gain of $37.5 million on the sale of its M.V.I. and Aquasol product lines completed during that period. In addition, in the three months ended June 30, 2004, the Company recorded a restructuring charge of $3.4 million. Absent the effect of the net gain from the sale of M.V.I. and Aquasol product lines and the impact of the restructuring charge, the net loss for the three months ended June 30, 2004 would have substantially exceeded the net loss for the three months ended June 30, 2005. Additional factors that significantly contributed to the comparative change in results include the following:
•	Significant reduction in research and development expense in the three months ended June 30, 2005 compared to the 2004 quarter;

•	Termination by the Company of its contract-sales-force agreement in June 2004; and

•	Reduction of personnel expenses as a result of reductions in force during 2004, which began in June 2004.
* * *
aaiPharma Inc.

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2005	By:	aaiPharma Inc.

		By:	/s/ Matthew E. Czajkowski

Matthew E. Czajkowski, Chief Financial Officer

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